Felt and Fat LLC, a Pennsylvania Company

Financial Statements

For The Year Ended December 31, 2024

(***Unaudited***)

FELT AND FAT

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
111100 CITIZENS BUSINESS CHECKING -7796	66,733.87
111200 CITIZENS BUSINESS CHECKING -2308	0.00
111300 PNC BUSINESS CHECKING	1,597.28
112100 MERCHANT ACCOUNT - PAYPAL	0.00
113000 CITIZENS INTEREST RESERVE	0.00
Total Bank Accounts	**$68,331.15**
Accounts Receivable	
120000 ACCOUNTS RECEIVABLE	148,803.13
Total Accounts Receivable	**$148,803.13**
Other Current Assets	
130000 UNDEPOSITED FUNDS	0.00
131000 STRIPE/ONLINE RECEIVABLE	13,289.04
131350 CANAL RECEIVABLE	747.13
131500 SHOPIFY INSTALLMENT RECEIVABLE	17,655.45
132000 BUILDING DEPOSIT	43,333.34
133000 PREPAID EXPENSES	6,849.20
140000 INVENTORY	0.00
141000 INVENTORY - RAW MATERIALS	28,309.00
142000 INVENTORY - FINISHED GOODS	14,880.01
144000 INVENTORY - BISQUEWARE	0.00
Total 140000 INVENTORY	**43,189.01**
150000 INVESTMENT - CRYPTOCURRENCY	0.00
151000 ACCRUED REVENUE	0.00
Inventory Asset	0.00
Total Other Current Assets	**$125,063.17**
Total Current Assets	**$342,197.45**
Fixed Assets	
172000 MACHINERY & EQUIPMENT	1,367,573.18
173000 ACCUMULATED DEPRECIATION	-719,276.47
174000 FURNITURE & FIXTURES	3,620.52
175000 EQUIPMENT DOWN PAYMENT (not in use)	198,372.75
176000 LEASEHOLD IMPROVEMENTS	115,884.58
192000 INVESTMENT IN PROPERTY	11,280.39
Total Fixed Assets	**$977,454.95**

FELT AND FAT

Balance Sheet

As of December 31, 2024

	TOTAL
Other Assets	
191000 GOODWILL - 754 STEP-UP	34,793.61
191900 ACCUMULATED AMORTIZATION	-13,296.55
Prepaid Sales Tax	208.35
Total Other Assets	**$21,705.41**
TOTAL ASSETS	**$1,341,357.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
210000 ACCOUNTS PAYABLE	314,290.90
Total Accounts Payable	**$314,290.90**
Credit Cards	
221000 CAPITAL ONE VENTURE CARD	0.00
221001 Chase Ink Credit Card	906.55
222001 Chase Card - Nate Mell	58,155.45
222002 Chase Card - Betti Wright	65,530.34
222003 Chase Card - Madison Alpern	0.00
Total 221001 Chase Ink Credit Card	**124,592.34**
Total Credit Cards	**$124,592.34**
Other Current Liabilities	
230000 GIFT CARD LIABILITY	11,470.02
240000 PAYROLL LIABILITIES	0.00
241000 ACCRUED EXPENSES	9,573.41
242000 DEFERRED RENTS	0.00
250000 SALES TAX LIABILITIES	0.00
251000 SALES TAX LIABILITIES - PA	4,279.85
252000 SALES TAX LIABILITIES - RI	0.00
Total 250000 SALES TAX LIABILITIES	**4,279.85**
264000 CITIZENS LOC - 0059	82,771.00
264001 PNC LOC	100,922.48
264002 WAYFLYER NOTE PAYABLE	16,730.29
264003 DUE TO NATE	39,800.00
264004 UNITED BANK BRIDGE LOAN	151,200.01
Total Other Current Liabilities	**$416,747.06**
Total Current Liabilities	**$855,630.30**

FELT AND FAT

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
260100 CITIZENS BANK SMALL BUS LOAN -0026	0.00
260200 CITIZENS BANK SMALL BUS LOC -0034 (PPP EMERGENCY COVID 19)	0.00
260300 CITIZENS BANK SMALL BUS LOC -0059	0.00
260400 CITIZENS BANK SMALL BUS LOC -0067	0.00
260500 CITIZENS BANK LOC 0822	0.00
261000 PIDC LOAN - 14105-01-01	5,655.11
262000 PIDC LOAN - 14105-02-01	4,216.88
262100 PIDC LOAN - 14105-03-01	167,116.54
262500 PIDC LOAN - NMTC	992,967.00
263000 SBA ECONOMIC INJURY DISASTER LOAN (EIDL)	650,244.00
263500 CONVERTIBLE NOTE - JEFF KAHN	50,000.00
263501 ACCRUED INTEREST - JEFF KAHN NOTE	1,046.00
Total 263500 CONVERTIBLE NOTE - JEFF KAHN	**51,046.00**
263600 CONVERTIBLE NOTE - ELI KULP	100,000.00
263601 ACCRUED INTEREST - ELI KULP NOTE	1,708.00
Total 263600 CONVERTIBLE NOTE - ELI KULP	**101,708.00**
270000 BUYOUT - EDWIN BAUER	0.00
Total Long-Term Liabilities	**$1,972,953.53**
Total Liabilities	**$2,828,583.83**
Equity	
310000 OPENING BALANCE EQUITY	0.00
320000 OWNER'S EQUITY	
321000 ALEXANDER CONNER EQUITY	0.00
323000 JOEL EVY EQUITY	-54,938.21
324000 NATE MELL EQUITY	-586,372.59
325000 SCHULSON COLLECTIVE EQUITY	-393,390.70
326000 ELI KULP EQUITY	-131,249.23
327000 JEFF KAHN EQUITY	-132,650.24
327100 NILTON DUQUE EQUITY	-6,308.04
327200 KATHERINE E PAUL EQUITY	-1,402.01
327300 LAUREN MABRY EQUITY	-1,402.01
Total 320000 OWNER'S EQUITY	**-1,307,713.03**
330000 EQUITY CONTRIBUTIONS	
331000 ALEX CONNER EQUITY CONTRIBUTIONS	0.00
333000 JOEL EVY CONTRIBUTIONS	0.00
334000 NATE MELL EQUITY CONTRIBUTIONS	0.00
335000 SCHULSON COLLECTIVE CONTRIBUTIONS	300,000.00
335100 ELI KULP CONTRIBUTIONS	100,000.00
335200 JEFF KAHN CONTRIBUTIONS	100,000.00
Total 330000 EQUITY CONTRIBUTIONS	**500,000.00**

FELT AND FAT

Balance Sheet

As of December 31, 2024

	TOTAL
340000 EQUITY DISTRIBUTIONS	
341000 ALEX CONNER DISTRIBUTIONS	0.00
343000 JOEL EVY DISTRIBUTIONS	0.00
344000 NATE MELL DISTRIBUTIONS	0.00
344100 NATE MELL PERSONAL EXPENSES	0.00
Total 344000 NATE MELL DISTRIBUTIONS	**0.00**
Total 340000 EQUITY DISTRIBUTIONS	**0.00**
350000 RETAINED EARNINGS	128,526.79
Net Income	-808,039.78
Total Equity	**$ -1,487,226.02**
TOTAL LIABILITIES AND EQUITY	**$1,341,357.81**

FELT AND FAT

Profit and Loss

January - December 2024

	TOTAL
Income	
400000 SALES	
410000 ONLINE + POP UP SALES	1,534,488.77
420000 WHOLESALE HOSPITALITY	374,157.90
421000 WHOLESALE SHOPS	59,609.24
422000 WHOLESALE WHITELABEL	49,686.00
440000 SHIPPING + DELIVERY INCOME	102,579.19
441000 DAMAGE CLAIM REIMBURSEMENT	6,931.05
Total 440000 SHIPPING + DELIVERY INCOME	**109,510.24**
Total 400000 SALES	**2,127,452.15**
470000 DISCOUNTS	-150,214.92
Discounts given	-2,277.65
Sales of Product Income	0.00
Total Income	**$1,974,959.58**
Cost of Goods Sold	
500000 COST OF GOODS SOLD	0.00
510000 SUPPLIES + MATERIALS	87,793.51
530000 SHIPPING COSTS	267,311.93
Total 500000 COST OF GOODS SOLD	**355,105.44**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$355,105.44**
GROSS PROFIT	**$1,619,854.14**
Expenses	
600000 PERSONNEL EXPENSES	
610000 WAGES - W2	1,038,604.90
611100 CONTRACTORS - 1099	20,333.18
611200 PAYROLL TAXES	85,459.43
611300 BENEFITS	51,791.34
612000 COMMISSIONS + FEES	165.00
Total 600000 PERSONNEL EXPENSES	**1,196,353.85**
620000 OCCUPANCY EXPENSES	
621000 RENT EXPENSES	80,584.78
622000 UTILITIES	10,703.10
Total 620000 OCCUPANCY EXPENSES	**91,287.88**
640000 OPERATING EXPENSES	
624000 REPAIRS + MAINTENANCE	9,978.65
641000 OFFICE SUPPLIES	7,399.35
642000 SMALL TOOLS + EQUIPMENT	29,416.79
642100 RESEARCH + DEVELOPMENT	450.53

FELT AND FAT

Profit and Loss

January - December 2024

	TOTAL
644000 TELEPHONE + INTERNET	442.89
644100 WEBSITE + HOSTING FEES	142.11
646000 AUTO EXPENSES	173.64
646500 MOVING EXPENSES	57,945.96
647000 TRAVEL EXPENSES	4,614.05
647100 TRAVEL MEALS	841.91
648000 MEALS + ENTERTAINMENT	9,625.29
648100 EVENT FEES	6,330.00
649000 MISC. EXPENSES	53.74
Total 640000 OPERATING EXPENSES	**127,414.91**
650000 ADMINISTRATIVE EXPENSES	
651000 BANK FEES	2,936.97
652000 MERCHANT FEES	52,533.97
652100 MERCHANT FEES - QUICKBOOKS	2,588.59
652200 MERCHANT FEES - STRIPE	0.00
652400 MERCHANT FEES - CREDIT CARDS	95.00
Total 652000 MERCHANT FEES	**55,217.56**
653000 PROFESSIONAL FEES	103,940.00
653100 PROFESSIONAL FEES - ACCOUNTING	33,000.00
653200 PROFESSIONAL FEES - PAYROLL	6,556.40
653300 PROFESSIONAL FEES - LEGAL	3,620.00
655000 INSURANCE	33,922.00
656000 LICENSES + PERMITS	1,000.00
657000 SOFTWARE + APPS	86,142.04
Total 650000 ADMINISTRATIVE EXPENSES	**326,334.97**
660000 MARKETING EXPENSES	500.00
661000 ADVERTISING	1,900.00
662000 WEB + SOCIAL MEDIA	348,953.08
663000 GRAPHIC DESIGN	7,192.36
Total 660000 MARKETING EXPENSES	**358,545.44**
Guaranteed Payments	52,214.00
Total Expenses	**$2,152,151.05**
NET OPERATING INCOME	**$ -532,296.91**
Other Income	
700000 OTHER INCOME	
710000 INTEREST INCOME	1.18
740000 GRANT INCOME	45,000.00
Total 700000 OTHER INCOME	**45,001.18**
Total Other Income	**$45,001.18**

FELT AND FAT

Profit and Loss

January - December 2024

	TOTAL
Other Expenses	
800000 OTHER EXPENSES	
810000 INTEREST EXPENSE	130,006.06
820000 TAXES PAID	235.32
830000 OTHER MISC EXPENSES	111.50
Total 800000 OTHER EXPENSES	**130,352.88**
920000 Amortization	2,319.57
930000 DEPRECIATION	187,345.33
Reconciliation Discrepancies	726.27
Total Other Expenses	**$320,744.05**
NET OTHER INCOME	**$ -275,742.87**
NET INCOME	**$ -808,039.78**

FELT AND FAT

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-808,039.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
120000 ACCOUNTS RECEIVABLE	17,370.51
131000 STRIPE/ONLINE RECEIVABLE	366.67
131350 CANAL RECEIVABLE	25,791.46
131500 SHOPIFY INSTALLMENT RECEIVABLE	-17,655.45
133000 PREPAID EXPENSES	5,723.26
140000 INVENTORY	0.00
141000 INVENTORY:INVENTORY - RAW MATERIALS	-25,805.09
142000 INVENTORY:INVENTORY - FINISHED GOODS	-13,823.90
144000 INVENTORY:INVENTORY - BISQUEWARE	3,708.60
Inventory Asset	0.00
173000 ACCUMULATED DEPRECIATION	187,345.33
191900 ACCUMULATED AMORTIZATION	2,319.57
210000 ACCOUNTS PAYABLE	294,145.06
221001 Chase Ink Credit Card	906.55
222001 Chase Ink Credit Card:Chase Card - Nate Mell	-8,952.07
222002 Chase Ink Credit Card:Chase Card - Betti Wright	38,976.93
222003 Chase Ink Credit Card:Chase Card - Madison Alpern	0.00
230000 GIFT CARD LIABILITY	3,617.53
240000 PAYROLL LIABILITIES	0.05
241000 ACCRUED EXPENSES	-29,032.22
242000 DEFERRED RENTS	0.00
250000 SALES TAX LIABILITIES	0.00
251000 SALES TAX LIABILITIES:SALES TAX LIABILITIES - PA	2,589.75
264000 CITIZENS LOC - 0059	82,771.00
264001 PNC LOC	100,922.48
264002 WAYFLYER NOTE PAYABLE	16,730.29
264003 DUE TO NATE	39,800.00
264004 UNITED BANK BRIDGE LOAN	151,200.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**879,016.32**
Net cash provided by operating activities	**$70,976.54**
INVESTING ACTIVITIES	
172000 MACHINERY & EQUIPMENT	-786,755.45
174000 FURNITURE & FIXTURES	-3,620.52
175000 EQUIPMENT DOWN PAYMENT (not in use)	546,120.07
176000 LEASEHOLD IMPROVEMENTS	-115,884.58
192000 INVESTMENT IN PROPERTY	878.18
Net cash provided by investing activities	**$ -359,262.30**
FINANCING ACTIVITIES	
260100 CITIZENS BANK SMALL BUS LOAN -0026	135.68
261000 PIDC LOAN - 14105-01-01	-26,707.25
262000 PIDC LOAN - 14105-02-01	-11,016.32

FELT AND FAT

Statement of Cash Flows

January - December 2024

	TOTAL
262100 PIDC LOAN - 14105-03-01	-7,883.46
262500 PIDC LOAN - NMTC	98,170.35
263000 SBA ECONOMIC INJURY DISASTER LOAN (EIDL)	-13,932.52
263500 CONVERTIBLE NOTE - JEFF KAHN	50,000.00
263501 CONVERTIBLE NOTE - JEFF KAHN:ACCRUED INTEREST - JEFF KAHN NOTE	1,046.00
263600 CONVERTIBLE NOTE - ELI KULP	100,000.00
263601 CONVERTIBLE NOTE - ELI KULP:ACCRUED INTEREST - ELI KULP NOTE	1,708.00
310000 OPENING BALANCE EQUITY	0.00
323000 OWNER'S EQUITY:JOEL EVY EQUITY	-31,053.19
324000 OWNER'S EQUITY:NATE MELL EQUITY	-237,899.44
325000 OWNER'S EQUITY:SCHULSON COLLECTIVE EQUITY	-60,033.36
326000 OWNER'S EQUITY:ELI KULP EQUITY	-20,089.12
327000 OWNER'S EQUITY:JEFF KAHN EQUITY	-21,490.13
327100 OWNER'S EQUITY:NILTON DUQUE EQUITY	-6,308.04
327200 OWNER'S EQUITY:KATHERINE E PAUL EQUITY	-1,402.01
327300 OWNER'S EQUITY:LAUREN MABRY EQUITY	-1,402.01
344000 EQUITY DISTRIBUTIONS:NATE MELL DISTRIBUTIONS	0.00
350000 RETAINED EARNINGS	379,677.30
Net cash provided by financing activities	**$191,520.48**
NET CASH INCREASE FOR PERIOD	**$ -96,765.28**
Cash at beginning of period	165,096.43
CASH AT END OF PERIOD	**$68,331.15**

Felt and Fat LLC

Statements of Changes in Equity

(*Unaudited*)

($USD, in Dollars)		Equity
Balance—January 1, 2022	**$**	**-**
Owner's Equity		291,232
Retained Earnings		55,662
Net Income/ (Loss)		(755,925)
Balance—December 31, 2022	**$**	**(409,031)**
Owner's Equity		(428,036)
Retained Earnings		19,005
Net Income/ (Loss)		(267,395)
Balance—December 31, 2023	**$**	**(676,426)**
Owner's Equity		(1,307,713)
Retained Earnings		128,527
Net Income/ (Loss)		(808,040)
Balance—December 31, 2024	**$**	**(1,487,226)**

Felt and Fat LLC
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Felt and Fat LLC (hereinafter referred to as “we”, “our”, “us” or the “Company”) was organized on August 4, 2014 as a Pennsylvania limited liability company. The headquarters of the Company are located in Philadelphia, PA.

Founded in 2014 by designer Nate Mell, the mission of Felt and Fat is to practice innovative, collaborative ceramic design and manufacturing domestically while providing high quality manufacturing jobs to our local community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company’s cash & cash equivalents did not exceed the FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

Accounts Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the

balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and 2022 amounted to $326,642 and $200,351, respectively, which is included in sales and marketing expenses.

3. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Equipment Loan

In August 2019, the Company secured an equipment loan from PIDC Community Capital of $120,000. The loan carries an interest of 6.25% and matures in February 2025.

SBA Loan

In May 2020, the Company secured a loan from the Small Business Administration ("SBA") of $645,000. The loan carries an interest of 3.75% and matures in May 2050.

Working Capital Loan

In October 2020, the Company secured a working capital loan from PIDC Community Capital of $50,000. The loan carries an interest of 6.25% and matures in March 2025.

Equipment Loan

In September 2022, the Company secured an equipment loan from PIDC Community Capital of $1,000,000. The loan carries an interest of 3.9% and matures in September 2029. Interest only payments are to be made for seven years at which point the loan will mature and be refinanced.

Working Capital Loan

In September 2022, the Company secured a working capital loan from PIDC Community Capital of $175,000. The loan carries an interest of 6.25% and matures in September 2030.

Bridge Loan

In October 2024, the Company secured a bridge loan from United Bank of $150,000. The loan carries an interest of 9.5% and matures in April 2025.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2025, which is the date the financial statements were available to be issued.